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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2005
Commission File Number 33-95280

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒                        No ☐

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

Furnished herewith are:

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 8, 2005, of Falconbridge Limited regarding "Brian F. Kenny Appointed President of SMSP/Falconbridge Koniambo Joint Venture".
99.2	Press Release dated April 12, 2005, of Falconbridge Limited regarding "Falconbridge Acquires Units of Blackstone Ventures Inc".
99.3	Press Release dated April 13, 2005, of Falconbridge Limited regarding "Falconbridge Limited: Revised Estimate of Callahuasi Copper Mine Production".
99.4	Press Release dated April 19, 2005, of Falconbridge regarding "Barrick and Falconbridge Finalize Joint Venture on Kabanga Project".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
May 9, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 8, 2005, of Falconbridge Limited regarding "Brian F. Kenny Appointed President of SMSP/Falconbridge Koniambo Joint Venture".
99.2	Press Release dated April 12, 2005, of Falconbridge Limited regarding "Falconbridge Acquires Units of Blackstone Ventures Inc".
99.3	Press Release dated April 13, 2005, of Falconbridge Limited regarding "Falconbridge Limited: Revised Estimate of Callahuasi Copper Mine Production".
99.4	Press Release dated April 19, 2005, of Falconbridge regarding "Barrick and Falconbridge Finalize Joint Venture on Kabanga Project".

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Exhibit Index
SIGNATURES
Exhibit Index